October 20, 2006

Mail Stop 4561

Mr. David E. Rainbolt
President and Chief Executive Officer
Bancfirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102

> **Re: Bancfirst Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **File No. 0-14384**

Dear Mr. Rainbolt:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Joyce Sweeney
                                        Reviewing Accountant